

June 15, 2022

Heather Pomerantz
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re: Freshpet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated May 31, 2022**
> **File No. 001-36729**

Dear Ms. Pomerantz:

We have reviewed your May 31, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

1. We note your response to comment 1. We continue to believe your non-GAAP adjustments for "launch expenses" and "plant start-up expenses" represent normal and recurring operating expenses necessary to operate your business and are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise to remove these adjustments.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing